Exhibit 12.01
SYMANTEC CORP. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for the three months ended July 2, 2010 and fiscal years ended April 2, 2010, April 3, 2009, March 28, 2008, March 30, 2007 and March 31, 2006 is computed based on Symantec’s historical consolidated financial information included in Symantec’s most recent Quarterly and Annual reports incorporated by reference on Form 10-Q and Form 10-K.

										Three Months
	Year Ended									Ended
	March 31,		March 30,		March 28,		April 3,	April 2,		July 2,
(In millions, except for ratio)	2006		2007		2008		2009	2010		2010
Earnings:

Income (loss) before income taxes and loss from joint venture	$363		$568		$623		$(6,550)	$865		$164
Fixed charges per below	29		115		143		148	149		38
Total earnings (loss)	$392		$683		$766		$(6,402)	$1,014		$202

Fixed charges:

Interest expense, including amortization of debt expense	$18		$90		$119		$125	$129		$33
Estimate of the interest within rental expense	11		25		24		23	20		5

Total fixed charges	$29		$115		$143		$148	$149		$38

Ratio of earnings to fixed charges (1)	13.52	x	5.94	x	5.36	x	— (2)	6.81	x	5.32	x

(1)	For these ratios, “earnings” represents (a) Income (loss) before income taxes and loss from joint venture and (b) fixed charges. Fixed charges consist of interest on all indebtedness and amortization of debt expense and an estimate of the interest within rental expense.

(2)	Earnings for the fiscal year ended April 3, 2009 were not sufficient to cover fixed charges by a total of $6.6 billion and, as such, the ratio of earnings to fixed charges has not been computed for this period. Included in the earnings for fiscal 2009 is an impairment of goodwill of $7.4 billion. For more information, see Note 6 of the Notes to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended April 3, 2009.